8-65979

# U.S. SECURITIES AND EXCHANGE COMMISSION
# WASHINGTON, D.C. 20549



07001534


Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange
Act of 1934 and Rule 17a-5 Thereunder



SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2007
WASH. D.C.
210
SECTION


REPORT FOR THE PERIOD BEGINNING: **JANUARY 1, 2006** AND ENDING: **DECEMBER 31, 2006**

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

**STOUT RISIUS ROSS ADVISORS, L.L.C.**

FOR OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**32255 NORTHWESTERN HIGHWAY, SUITE 201**
(No. and Street)

| **FARMINGTON HILLS** | **MICHIGAN** | **48334** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

| **RICHARD J. FLYNN** | **(312) 752-3324** |
|---|---|
| (Name) | (Phone Number) |

## B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 1 5 2007
E THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)
(Name . . . if individual, state last, first, middle name)

**CLAYTON & McKERVEY, P.C.**
(Accounting Firm)

**27777 FRANKLIN ROAD, SUITE 1200**
(No. and Street)

| **SOUTHFIELD** | **MICHIGAN** | **48034** |
|---|---|---|
| (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ CERTIFIED PUBLIC ACCOUNTANT
- ☐ PUBLIC ACCOUNTANT
- ☐ ACCOUNTANT NOT RESIDENT IN UNITED STATES OR ANY OF ITS POSSESSIONS

## OATH OR AFFIRMATION

I, Richard J. Flynn, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of STOUT RISIUS ROSS ADVISORS, L.L.C., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.


OFFICIAL SEAL
MELISSA E SHREWSBURY
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/10/08

Richard J. Flynn

Managing Director

Subscribed and sworn to before me
this 19th date of February 2007

Melissa E. Shrewsbury

Notary Public

This report contains (check all applicable boxes)

- ☑ (a) Facing Page
- ☑ (b) Statement of financial condition
- ☑ (c) Statement of income (loss)
- ☑ (d) Statement of cash flows
- ☑ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors
- ☑ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation
- ☐ (m) A copy of the SIPC supplemental report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ☑ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

# STOUT RISIUS ROSS ADVISORS, L.L.C.

## FINANCIAL INFORMATION

### YEARS ENDED DECEMBER 31, 2006 AND 2005

# CONTENTS

# STOUT RISIUS ROSS ADVISORS, L.L.C.

## FINANCIAL STATEMENTS

### YEARS ENDED
### December 31, 2006 and 2005

# CONTENTS

Clayton & McKervey P.C.
CPA's

## INDEPENDENT AUDITORS' REPORT

Member
STOUT RISIUS ROSS ADVISORS, L.L.C.
Southfield, Michigan

We have audited the accompanying statements of financial condition of STOUT RISIUS ROSS ADVISORS, L.L.C., (the "Company") as of December 31, 2006 and 2005, and the related statements of income (loss), changes in member's equity, and cash flows for the years ending December 31, 2006 and 2005, that is being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position for STOUT RISIUS ROSS ADVISORS, L.L.C. at December 31, 2006 and 2005, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CLAYTON & McKERVEY, P.C.

Clayton & McKervey, P.C.

February 9, 2007

CLAYTON & MCKERVEY, P.C. www.claytonmckervey.com
27777 Franklin Road, Suite 1200 Southfield, Michigan 48034
PHONE 248.358.0920 FAX 248.358.4766

## STOUT RISIUS ROSS ADVISORS, L.L.C.
## STATEMENTS OF FINANCIAL CONDITION
## DECEMBER 31

| | 2006 | 2005 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 216,924 | $ 768,511 |
| Cash segregated under central registration depository | 1,154 | 705 |
| Billed and unbilled receivables from customers | 43,370 | 50,615 |
| Organizational costs (net of accumulated amortization of $7,047 for 2006 and $4,698 for 2005) | 4,698 | 7,047 |
| Prepaid expenses | 11,200 | 18,740 |
| **TOTAL ASSETS** | $ 277,346 | $ 845,618 |

| | 2006 | 2005 |
|---|---|---|
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| Accounts payable | $ 5,519 | $ 49,594 |
| Retainers | 0 | 20,000 |
| Accrued vacation and other | 138,125 | 120,304 |
| Member's equity | 133,702 | 655,720 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ 277,346 | $ 845,618 |

The accompanying notes are an integral part of these financial statements.

## STOUT RISIUS ROSS ADVISORS, L.L.C.
## STATEMENTS OF INCOME (LOSS)
## YEARS ENDED DECEMBER 31

| | 2006 | 2005 |
|---|---|---|
| **REVENUES:** | | |
| Investment banking | $ 2,683,550 | $ 3,701,068 |
| Interest income | 12,970 | 13,327 |
| Total revenues | 2,696,520 | 3,714,395 |
| **EXPENSES:** | | |
| Employee compensation and benefits | 3,074,060 | 2,979,891 |
| Marketing | 345,646 | 250,411 |
| Computer | 42,321 | 37,483 |
| Continuing education | 14,056 | 10,024 |
| Library and subscriptions | 106,966 | 87,256 |
| Amortization | 2,348 | 2,349 |
| Recruiting and employee relations | 31,534 | 30,018 |
| Unrecovered client costs | 12,483 | 478 |
| Management fees | 324,000 | 312,000 |
| Rent | 136,002 | 132,439 |
| Cell phones | 17,760 | 18,030 |
| Professional dues and licenses | 17,260 | 18,768 |
| Bad debt | 0 | 1,878 |
| Professional fees | 28,078 | 20,933 |
| Other | 6,178 | 5,039 |
| Total expenses | 4,158,692 | 3,906,997 |
| **NET LOSS** | $(1,462,172) | $ (192,602) |

The accompanying notes are an integral part of these financial statements.

## STOUT RISIUS ROSS ADVISORS, L.L.C.
## STATEMENTS OF CHANGES IN MEMBER'S EQUITY
## YEARS ENDED DECEMBER 31

| | |
|---|---|
| Balance at January 1, 2005 | $ 773,322 |
| Net loss for the year ended December 31, 2005 | (192,602) |
| Capital contributed | 75,000 |
| **Balance at December 31, 2005** | **$ 655,720** |
| Net loss for the year ended December 31, 2006 | (1,462,172) |
| Capital contributed | 940,154 |
| **Balance at December 31, 2006** | **$ 133,702** |

The accompanying notes are an integral part of these financial statements.

## STOUT RISIUS ROSS ADVISORS, L.L.C.
## STATEMENTS OF CASH FLOWS
## YEARS ENDED DECEMBER 31

| | 2006 | 2005 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net loss | $(1,462,172) | $ (192,602) |
| Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities: | | |
| Amortization | 2,349 | 2,349 |
| Net changes in assets and liabilities from operations: | | |
| Cash segregated under central registration depository | (449) | (273) |
| Billed and unbilled receivables from customers | 7,245 | (12,833) |
| Prepaid expenses | 7,540 | (885) |
| Accounts payable | (44,075) | 19,669 |
| Accrued vacation and other | 17,821 | 12,030 |
| Retainers | (20,000) | 0 |
| Net cash provided by (used in) operating activities | (1,491,741) | (172,545) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Capital contributed | 940,154 | 75,000 |
| Net cash provided by financing activities | 940,154 | 75,000 |
| **NET DECREASE IN CASH AND CASH EQUIVALENTS** | (551,587) | (97,545) |
| **CASH AND CASH EQUIVALENTS** | | |
| Beginning of year | 768,511 | 866,056 |
| End of year | $ 216,924 | $ 768,511 |

The accompanying notes are an integral part of these financial statements.

## NOTE A: NATURE OF OPERATIONS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers (NASD). The Company provides investment banking and advisory services and has registered offices of Supervisory Jurisdiction in the States of Michigan and Illinois.

## NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Ownership/Financial Statement Presentation***
STOUT RISIUS ROSS ADVISORS, L.L.C. is owned entirely by Stout Risius Ross, Inc. The financial statements do not include the accounts of Stout Risius Ross, Inc., nor any other companies owned directly or indirectly by it, nor have intercompany accounts and transactions been eliminated.

***Use of Estimates***
The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Investment Banking***
Investment banking revenues include fees earned from providing merger, acquisition, divestiture, corporate finance, and strategic advisory services.

***Partnership – Income Tax Status***
The Company, with the consent of its member, has elected under the Internal Revenue Code to be a single member limited liability company and accordingly, all income or loss is included on the tax return of the parent company. Therefore, no provision or liability for Federal income taxes has been included in the financial statements.

***Statement of Changes in Liabilities Subordinated to Claims of General Creditors***
As a part of the basic financial statements, the SEC requires a statement showing the increases and decreases to subordinated liabilities for each year reported. No subordinated liabilities existed at any time during the year, and therefore, a Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been prepared.

***Amortization***
Organizational costs have been recorded and are being amortized on a straight line basis over five years.

## NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

*Advertising*
The Company expenses advertising production costs as they are incurred.

## NOTE C: CASH AND CASH EQUIVALENTS

The Company maintains its cash in a bank deposit account with a financial institution. The Federal Deposit Insurance Corporation insures up to $100,000 of the account. The bank accounts, at times, may exceed federally insured limits. The Company has not experienced any losses. Cash and cash equivalents include all highly liquid debt instruments purchased with a maturity of three months or less.

## NOTE D: CASH SEGREGATED UNDER CENTRAL REGISTRATION DEPOSITORY

Cash of $1,154 and $705 was segregated and maintained under a separate account under an agreement with the NASD for the years ended December 31, 2006 and 2005, respectively. The account is established to pay for regulatory and customary expenses to comply with the NASD.

## NOTE E: BANK LOANS

The Company's parent company, Stout Risius Ross, Inc., has entered into a loan agreement with a bank, whereas certain assets of the Company are collateralized by this loan. There were no outstanding amounts due to the bank for either of the years ended December 31, 2006 and 2005.

## NOTE F: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $73,280, which was $63,704 in excess of its required net capital of $9,576. The percentage of aggregate indebtedness to net capital is 2.25 to 1. At December 31, 2005, the Company had net capital of $578,613, which was $565,953 in excess of its required net capital of $12,660. The percentage of aggregate indebtedness to net capital is .33 to 1.

**NOTE G: SCHEDULE I**

## SCHEDULE I

## STOUT RISIUS ROSS ADVISORS, L.L.C.
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

| | 2006 | 2005 |
|---|---|---|
| Net capital | | |
| Total member's equity | $ 133,702 | $ 655,720 |
| Deduct member's equity not allowable for net | 0 | 0 |
| Total member's equity qualified for net capital | 133,702 | 655,720 |
| Add: | | |
| Subordinated borrowings allowable in computation of net capital | 0 | 0 |
| Other (deductions) or allowable credits | 0 | 0 |
| Total capital and allowable subordinated borrowings | 133,702 | 655,720 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Cash segregated under central registration depository | (1,154) | (705) |
| Organizational costs | (4,698) | (7,047) |
| Billed and unbilled receivables from customers | (43,370) | (50,615) |
| Prepaid expenses | (11,200) | (18,740) |
| Secured demand note deficiency | 0 | 0 |
| Commodity future contracts | 0 | 0 |
| Other deductions or charges | 0 | 0 |
| | (60,422) | (77,107) |
| Other additions or charges | 0 | 0 |
| Net capital before haircuts on securities positions (tentative net capital) | 73,280 | 578,613 |
| Haircuts on securities | | |
| Contractual securities commitments | 0 | 0 |
| Securities collateralizing secured demand notes | 0 | 0 |
| Trading and investment securities | 0 | 0 |
| | 0 | 0 |
| **Net capital** | **$ 73,280** | **$ 578,613** |

**NOTE G: SCHEDULE I, Continued**

| | 2006 | 2005 |
|---|---|---|
| Aggregate indebtedness | | |
| Items included in statement of financial condition: | | |
| Accounts payable | $ 5,519 | $ 49,594 |
| Retainers | 0 | 20,000 |
| Accrued vacation and other | 138,125 | 120,304 |
| Drafts for immediate credit | 0 | 0 |
| Market value of securities borrowed for which no equivalent value is paid or credited | 0 | 0 |
| Other unrecorded amounts | 0 | 0 |
| Total aggregate indebtedness | $ 143,644 | $ 189,898 |
| Computation of basic net capital requirement Minimum net capital required: | | |
| Minimum net capital required (6-2/3% of aggregate indebtedness) | $ 9,576 | $ 12,660 |
| Minimum dollar net capital requirement of reporting entity | 5,000 | 5,000 |
| Net capital requirement (greater of the two above amounts) | $ 9,576 | $ 12,660 |
| Excess net capital at 1,500 percent | $ 63,704 | $ 565,953 |
| Ratio: Aggregate indebtedness to net capital | 2.25 to 1 | .33 to 1 |

No material differences exist between the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission on Schedule I in Note G and the broker-dealer's unaudited filing of Part IIA Quarterly 17a-5(a) FOCUS report for the period ending December 31, 2006.

## NOTE H: REQUIRED SUPPLEMENTARY SCHEDULES

Certain supplementary schedules are required to be filed with the financial statements. These supplementary schedules are required to be presented in the format required by SEC rules and required to be filed as a part of the broker-dealer's FOCUS report. The following required supplementary schedules were not prepared because they did not apply:

- **Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 -** Pursuant to Rule 15c3-3(k)(1) of the Securities Exchange Act of 1934, the Company is exempt from the reserve requirements set forth. The Company is a limited business and does not carry customer accounts.

- **Information Relating to Possession or Control Requirements Under Rule 15c3-3 -** This schedule discloses the number of security positions and the related market value of securities required to be in possession or control that had not been reduced to possession or control in the proper timeframe because (a) properly issued segregation instructions were not acted upon or (b) segregation instructions were not issued. The Company does not possess or control securities, therefore, this schedule does not apply.

- **Schedules of Segregation Requirements and Funds in Segregation Pursuant to the Commodity Exchange Act -** This schedule shows the computation of the amount of funds that must be segregated for customer's trading on U.S. commodity exchanges and the total funds segregated by the broker-dealer to meet those requirements. The secured amount schedule shows the computation of funds required to be set-aside in separate accounts for customers trading on non-U.S. commodity exchanges and the amount of funds in such separate accounts. The Company does not maintain any of these funds and therefore, this schedule does not apply.

## NOTE I: RELATED COMPANY TRANSACTIONS

The Company has agreements with its parent company and a company related through common ownership. The agreements can be terminated by any party. In summary, the agreements address the following expenses:

- The Company shall reimburse the parent for all direct expenses such as licensing, registration fees, banking fees, professional fees, liability insurance, and other expenses directly attributable to the company.

**NOTE I: RELATED COMPANY TRANSACTIONS, Continued**

- The Company shall pay the parent a monthly fee of $27,000 for 2006 and $26,000 for 2005 for the reimbursement of shared expenses. These expenses are for the costs of office facility rent and utilities, office supplies, computers and related technology support, telephones, taxes, marketing, general business and property insurance, and administrative support.

- The Company shall reimburse a company related through common ownership, for all compensation and related expenses.

For the years ended December 31, 2006 and 2005, the Company paid $324,000 and $312,000, respectively, to its parent for shared expenses. In addition, as of December 31, 2006 and 2005, the Company had $0 and $30,668, respectively, due to its parent which is recorded in accounts payable.

Clayton & McKervey P.C. | CPAs

## REPORT ON INTERNAL CONTROL

Member
STOUT RISIUS ROSS ADVISORS, L.L.C.
Farmington Hills, Michigan

In planning and performing our audit of the financial statements and supplemental schedules of STOUT RISIUS ROSS ADVISORS, L.L.C. (the "Company"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Members
STOUT RISIUS ROSS ADVISORS, L.L.C.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should be not used by anyone other than these specified parties.

CLAYTON & McKERVEY, P.C.

Clayton & McKervey, P.C.

February 9, 2007

END